

Basel, 2 June 2007

Avastin significantly prolongs progression free survival in patients with advanced lung cancer

Only first-line treatment to demonstrate extended survival in over a decade

Avastin (bevacizumab), significantly improves the time patients with advanced non-small cell lung cancer (NSCLC) live without their disease advancing ("progression free survival") when added to cisplatin/gemcitabine chemotherapy, compared with chemotherapy alone. NSCLC is the most common form of the disease and accounts for more than 80 percent of all lung cancers[ii], with histology other than squamous cell as the most common subtype accounting for approximately 60 percent of NSCLC cases. These findings were presented for the first time, today at the 43rd annual meeting of the American Society of Clinical Oncology (ASCO) in Chicago.

The results of the Avastin in Lung ("AVAiL", BO17704) trial showed that by adding Avastin to a cisplatin/gemcitabine regimen:

- Progression free survival was significantly prolonged by 20 to 30 % over chemotherapy alone
- Tumour response rate was increased by up to 70% compared with chemotherapy alone
- Duration of tumour response was increased from 4.7 to 6.1 months compared with chemotherapy alone

"Avastin is the only treatment in over a decade which has extended survival for patients with previously untreated advanced NSCLC as demonstrated by the pivotal E4599 trial. AVAiL now shows that Avastin is also effective when administered with a different chemotherapy regimen" said Professor Christian Manegold, Professor of Medicine, Heidelberg University, University Medical Center, Mannheim, Germany and Principal Investigator of the study. "Lung cancer is an extremely difficult disease to treat and this will give real hope to many patients."

Two doses of Avastin were investigated in the study (7.5 and 15 mg/kg) and both demonstrated similar benefits. No new or unexpected adverse events were observed. Overall survival data are still pending and will be presented at a future oncology conference.

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Lung cancer accounts for 1 in 3 cancer related deaths in men and 1 in 4 in women. Worldwide, there are more than 1.2 million new cases of lung and bronchial cancer diagnosed each year, [i] and new treatment options are urgently needed as the disease has a very high mortality rate.

About AVAiL

The AVAiL study is a randomised, controlled, double-blind Phase III study that includes more than 1,000 patients with previously untreated advanced NSCLC, the most common form of lung cancer, with histology other than squamous cell. The primary objective of the study was to demonstrate superiority in progression-free survival of both Avastin containing treatment arms versus the control regimen.

In the AVAiL study patients received treatment with either Avastin at 7.5mg/kg or 15mg/kg + cisplatin-gemcitabine or placebo + cisplatin-gemcitabine and a similar treatment effect was observed between the two arms.

About Lung Cancer

The majority of NSCLC cases are still diagnosed at an advanced stage when the cancer is inoperable or has already spread to another part of the body. In spite of the use of chemotherapy as the first-line treatment option, less than five percent of people with advanced NSCLC survive for five years after diagnosis and most die within twelve months[ii].

About Avastin

Avastin is the first treatment that inhibits angiogenesis – the growth of a network of blood vessels that supply nutrients and oxygen to cancerous tissues. Avastin targets a naturally occurring protein called VEGF (Vascular Endothelial Growth Factor), a key mediator of angiogenesis, thus choking off the blood supply that is essential for the growth of the tumour and its spread throughout the body (metastasis).

Avastin has now demonstrated a progression-free and/or overall survival benefit for patients in four cancer types, namely: colorectal, breast, lung and renal cell cancer.

Roche and Genentech are pursuing a comprehensive clinical programme investigating the use of Avastin in various tumour types (including colorectal, breast, lung, pancreatic cancer, ovarian cancer, renal cell carcinoma and others) and different settings (advanced and adjuvant ie post-operation). The total development programme is expected to include over 40,000 patients worldwide.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As the world's biggest biotech company and an innovator of products and services for the early detection, prevention, diagnosis and treatment of diseases, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is the world leader in diagnostics and drugs for cancer and transplantation, a market leader in virology and active in other major therapeutic areas such as autoimmune diseases, inflammation, metabolism and central nervous system. In 2006 sales by the Pharmaceuticals Division totalled 33.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.7 billion Swiss francs. Roche employs roughly 75,000 worldwide and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet at www.roche.com.

Additional information

- Roche in Oncology: www.roche.com/pages/downloads/company/pdf/mboncology05e_b.pdf
- Roche Health Kiosk, Cancer: www.health-kiosk.ch/start_krebs
- Avastin: www.avastin-info.com

Roche IR Contacts:

Dr. Karl Mahler
Phone: +41 (0)61 687 85 03
e-mail: karl.mahler@roche.com

Dr. Nicolas Dunant
Phone: +41 (0)61 687 05 17
e-mail: nicolas.dunant@roche.com

Dianne Young
Phone: +41 (0)61 688 93 56
e-mail: dianne.young@roche.com

Carla Bedard
Phone: +41 (0)61 687 13 00
e-mail: carla_christine.bedard@roche.com

North American investors please contact:

Thomas Kudsk Larsen
Phone: +1 973 235 36 55
Mobile phone: +1 973 393 53 15
e-mail: thomas_kudsk.larsen@roche.com

General inquiries:

International: +41 (0)61 688 88 80
North America: +1 973 562 22 33
e-mail: investor.relations@roche.com

References

[i] Stewart BW and Kleihues P. World Cancer Report. IARC Press, Lyon, pp.183-87, 2003

[ii] Wilking N and Jonsson B. A Pan-European comparison regarding patient access to cancer drugs. Karolinska Institute in collaboration with Stockholm School of Economics, Stockholm, Sweden, 2005.

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Basel, 3 June 2007

Herceptin used pre-operatively can eradicate the tumour in nearly twice as many patients as chemotherapy alone

Substantial shrinkage of cancer tissue increases rate of breast conserving surgery in patients with advanced HER2-positive disease

New data presented today demonstrate that the addition of Herceptin (trastuzumab) to chemotherapy prior to breast cancer surgery can significantly increase the response to therapy, resulting in substantial tumour shrinkage and even complete disappearance of the tumour. The phase III study presented at the American Society of Clinical Oncology (ASCO) Annual Meeting investigated the use of neoadjuvant (treatment given prior to surgery) Herceptin in combination with chemotherapy in patients with locally advanced HER2-positive breast cancer, a particularly aggressive form of the disease.

The NeOAdjuvant Herceptin (NOAH) study results demonstrated that Herceptin plus chemotherapy completely eradicated the tumour (a pathological complete response to treatment) in nearly twice as many patients (43%), compared with only 23% of patients treated with chemotherapy alone.[i] The study results are highly promising as this increased response to therapy not only results in breast conserving surgery, but could also translate into improved survival for patients.

"HER2-positive breast cancer remains a serious clinical diagnosis, as many patients will experience disease recurrence and progression. Neoadjuvant chemotherapy is administered to patients to help render inoperable tumours removable" said Professor L. Gianni, Director of Medical Oncology, Fondazione IRCCS Istituto Nazionale Tumori, in Milan. "The addition of Herceptin to neoadjuvant chemotherapy shows extremely positive benefits for patients".

HER2-positive breast cancer affects approximately 20-30 percent of women with breast cancer.[ii] It demands special attention because the tumours are typically fast-growing and there is a high

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likelihood of relapse.

"These exciting results add to the substantial body of evidence of Herceptin as the foundation of care for HER2-positive breast cancer," said Dr. Jean-Jacques Garaud, Head of Global Drug Development at Roche. "As well as providing proven survival benefits in advanced HER2-positive breast cancer, and the best chance of a cure in early breast cancer, Herceptin has now demonstrated its potential to lessen the extent of surgery required for patients with locally advanced disease, which is very welcome news for patients with this particularly aggressive form of breast cancer."

About NOAH

NOAH is a phase III trial assessing neoadjuvant Herceptin in combination with chemotherapy in patients with HER2-positive locally advanced breast cancer (LABC). 228 patients with centrally confirmed HER2-positive LABC were enrolled in the study. 115 patients received standard chemotherapy plus Herceptin (for one year) and 113 patients received chemotherapy alone before surgery. In parallel, 99 patients with HER2-negative breast cancer were treated with chemotherapy alone.

Adding Herceptin to chemotherapy significantly increased pathological complete response rate (43% vs 23%; p=0.002) and total pathological complete response rate (including eradication of tumour from lymph nodes) (38% vs 20%; p=0.003). Treatment was well tolerated with acceptable cardiac safety.

The trial is ongoing and event-free survival data are maturing.

The NOAH protocol is a joint effort of Fondazione Michelangelo, Grupo SOLTI and Roche.

About breast cancer

Breast cancer is the most common cancer among women worldwide.[iii] Each year more than one million new cases of breast cancer are diagnosed worldwide, and nearly 400,000 people will die of the disease annually.[iv]

In HER2-positive breast cancer, increased quantities of the HER2 protein are present on the surface of the tumour cells. This is known as 'HER2-positivity.' High levels of HER2 are present in a particularly aggressive form of the disease which responds poorly to chemotherapy. Research shows that HER2-positivity affects approximately 20-30 percent of women with breast cancer.

About Herceptin (trastuzumab)

Herceptin is a humanised antibody, designed to target and block the function of HER2, a protein produced by a specific gene with cancer-causing potential. It has demonstrated efficacy in treating both early and advanced (metastatic) breast cancer. Given on its own as monotherapy as well as in combination with or following standard chemotherapy, Herceptin has been shown to improve response rates, disease-free survival and overall survival while maintaining quality of life in women with HER2-positive breast cancer.

Herceptin received approval for use in the European Union for advanced (metastatic) HER2-positive breast cancer in 2000 and for early HER2-positive breast cancer in 2006. In the advanced setting, Herceptin is now approved for use as a first-line therapy in combination with paclitaxel where anthracyclines are unsuitable, as first-line therapy in combination with docetaxel, and as a single agent in third-line therapy. In April 2007, Herceptin received European approval for use in combination with an aromatase inhibitor for the treatment of post-menopausal patients with HER2 and hormone receptor co-positive breast cancer.

In the early setting, Herceptin is approved for use following standard (adjuvant) chemotherapy. Herceptin is marketed in the United States by Genentech, in Japan by Chugai and internationally by Roche. Since 1998, Herceptin has been used to treat nearly 400,000 HER2-positive breast cancer patients worldwide.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2005 sales by the Pharmaceuticals Division totalled 27.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.2 billion Swiss francs. Roche employs roughly 70,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet (www.roche.com).

To access video clips, of broadcast standard, free of charge, please go to: www.thenewsmarket.com.

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Investor Update

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Basel, 4 June 2007

Genentech provides update on pipeline agents at the American Society of Clinical Oncology Meeting

Dear Investor,

Please find attached a Genentech news release announcing results from early studies of several investigational cancer agents targeting the HER (human epidermal growth factor receptor) pathway and pro-apoptotic receptors that induce apoptosis (cell death). These results, including data from studies of pertuzumab, trastuzumab-DM1 (T-DM1), Apomab and recombinant human (rh) Apo2L/TRAIL, were presented at the 43rd Annual Meeting of the American Society of Clinical Oncology (ASCO).

Please do not hesitate to contact us if you have any further questions.

Roche IR Contacts:

Dr. Karl Mahler
Phone: +41 (0)61 687 85 03
e-mail: karl.mahler@roche.com

Dr. Nicolas Dunant
Phone: +41 (0)61 687 05 17
e-mail: nicolas.dunant@roche.com

Dianne Young
Phone: +41 (0)61 688 93 56
e-mail: dianne.young@roche.com

Carla Bedard
Phone: +41 (0)61 687 13 00
e-mail: carla_christine.bedard@roche.com

North American investors please contact:
Thomas Kudsk Larsen
Phone: +1 973 235 36 55
Mobile phone: +1 973 393 53 15
e-mail: thomas_kudsk.larsen@roche.com

General inquiries:
International: +41 (0)61 688 88 80
North America: +1 973 562 22 33
e-mail: investor.relations@roche.com

Genentech

NEWS RELEASE
Media Contact: Krysta Pellegrino (650) 225-8226
Investor Contact: Diane Schrick (650) 225-1599
Advocacy Contact: Kristin Reed (650) 467-9831

GENENTECH PROVIDES UPDATE ON PIPELINE AGENTS AT THE AMERICAN SOCIETY OF CLINICAL ONCOLOGY MEETING

Chicago – June 3, 2007 – Genentech, Inc. (NYSE: DNA) today announced results from early studies of several investigational cancer agents targeting the HER (human epidermal growth factor receptor) pathway and pro-apoptotic receptors that induce apoptosis (cell death). These results, including data from studies of pertuzumab, trastuzumab-DM1 (T-DM1), Apomab and recombinant human (rh) Apo2L/TRAIL, were presented at the 43rd Annual Meeting of the American Society of Clinical Oncology (ASCO).

"Until there is a cure for cancer, Genentech will continue to use our understanding of cancer biology to identify new strategies to fight this disease," said Susan Desmond-Hellmann, M.D., M.P.H., president, Product Development at Genentech. "Building upon the foundation laid by Rituxan, Herceptin, Avastin and Tarceva, we hope that these new investigational molecules may one day become part of the next generation of approved targeted therapies to improve outcomes for patients."

Results from a Phase II Randomized, Placebo-Controlled, Double-Blind Trial Suggest Improved PFS with the Addition of Pertuzumab to Gemcitabine in Patients with Platinum-Resistant Ovarian, Fallopian Tube or Primary Peritoneal Cancer (Abstract #5507 — Sunday, June 3, 2007, 2:30 p.m. CDT)

Data from a randomized Phase II study of pertuzumab plus gemcitabine compared to gemcitabine alone in 130 women with platinum-resistant ovarian, fallopian tube or peritoneal cancer were presented today by Sharmila Makhija, M.D., University of Alabama, Birmingham. Pertuzumab, a humanized monoclonal antibody, is designed to bind to the HER2 receptor – a protein found on the surface of epithelial cells – and inhibit the pairing of HER2 as a co-receptor with other HER family members (HER1/EGFR, HER3 and HER4).

Overall progression-free survival (PFS) increased by 52 percent in patients treated with pertuzumab plus gemcitabine (based on a hazard ratio of 0.66, which can also be stated as a 34

percent reduction in the risk of cancer progression or death). Median PFS was 2.9 months in the pertuzumab plus gemcitabine arm (n=65), and 2.6 months in the gemcitabine-alone arm (n=65). Due to the planned exploratory nature and small sample size of this study, these data do not provide definitive conclusions or reach statistical significance with respect to differences between the treatment arms.

In addition, an exploratory biomarker analysis suggested that women whose ovarian tumors had a specific gene expression profile – a high ratio of HER2 to HER3 gene expression – experienced a significant improvement in PFS when treated with pertuzumab plus gemcitabine, compared to gemcitabine alone. In patients with a higher ratio of HER2 to HER3 gene expression, median PFS was 5.4 months in the pertuzumab plus gemcitabine arm, compared to 1.4 months in the gemcitabine-alone arm. The study's hazard ratio in this patient group was 0.32, which can also be stated as a 68 percent reduction in the risk of cancer progression or death.

In this study, there was an increase in Grade 3/4 neutropenia in patients receiving pertuzumab plus gemcitabine (n=22) compared to patients receiving gemcitabine alone (n=14). Two patients in the pertuzumab plus gemcitabine arm had adverse events resulting in death compared to three patients in the gemcitabine-alone arm. Thirteen patients had cardiac adverse events in the pertuzumab plus gemcitabine arm compared to 16 patients in the gemcitabine-alone arm. There was one congestive heart failure event reported in the pertuzumab arm.

Objective Response Rate in a Phase II Multicenter Trial of Pertuzumab, a HER2 Dimerization Inhibitor Monoclonal Antibody, in Combination with Trastuzumab in Patients with HER2-Positive Metastatic Breast Cancer which had Progressed during Trastuzumab Therapy (Abstract #1004 — Saturday, June 2, 2007, 5:30 p.m. CDT)

Also presented were encouraging results from an ongoing Roche-sponsored Phase II study of pertuzumab in combination with Herceptin® (trastuzumab) in 42 women with HER2-positive metastatic breast cancer whose disease had progressed following previous treatment with Herceptin and chemotherapy. Results from a similar study (Abstract #1028) investigating pertuzumab in combination with Herceptin in 11 women with HER2-positive metastatic breast cancer were also presented. Genentech and Roche plan to initiate a Phase III clinical trial evaluating pertuzumab in combination with Herceptin for the first-line treatment of HER2-positive metastatic breast cancer.

A Phase I Study of Trastuzumab-DM1, a First-In-Class HER2 Antibody Drug Conjugate, in Patients with HER2-Positive Metastatic Breast Cancer (Abstract #1042 — Saturday, June 2, 2007, 2:00 p.m. CDT)

Data from an ongoing Phase I study evaluating the safety, tolerability and pharmacokinetic profile of T-DM1 were presented by Muralidhar Beeram, M.D., University of Texas Health Science Center, San Antonio. This was the first study to evaluate T-DM1, a first-in-class investigational HER2 antibody drug conjugate (armed antibody), in human clinical trials. T-DM1 links a targeted therapeutic antibody with a potent chemotherapeutic drug. The trastuzumab portion of T-DM1 binds to the HER2 receptor and delivers chemotherapy to HER2-positive breast cancer cells.

Interim results from this study were reported for 18 patients with HER2-positive metastatic breast cancer whose disease had progressed while on a Herceptin-containing regimen. No cardiac toxicity was observed in this trial. Reversible Grade 4 thrombocytopenia was dose-limiting at 4.8 mg/kg; the maximum tolerated dose (MTD) of T-DM1 every three weeks was 3.6 mg/kg. Four ongoing partial responses have been observed in patients receiving doses of T-DM1 at or below the MTD on this every-three-week schedule. Genentech has also announced plans to initiate a Phase II clinical trial of T-DM1 in HER2-positive metastatic breast cancer.

A Phase I Safety and Pharmacokinetic Study of Apomab, a Human DR5 Agonist Antibody, in Patients with Advanced Cancer (Abstract #3582 – Sunday, June 3, 2007, 8:00 a.m. CDT)

Interim data from a Phase I study evaluating the safety, pharmacokinetic profile and early evidence of anti-cancer efficacy of Apomab in 23 patients with advanced or metastatic solid tumors or non-Hodgkin's lymphoma were presented today by D. Ross Camidge, M.D., Ph.D., University of Colorado, Denver. Apomab is a fully human antibody discovered by Genentech that is designed to specifically bind to and activate a receptor called pro-apoptotic receptor DR5, found on the surface of various types of cancer cells, while sparing normal cells. Apoptosis, or "programmed cell death," is a process that eliminates damaged or unneeded cells in the body. Often, cancer cells have defects preventing them from undergoing apoptosis, and by binding to DR5, Apomab is designed to stimulate this process.

Interim results suggested that Apomab was tolerated at the five dose levels studied in this trial. The most common treatment-related adverse events were headache, fatigue and chills. Fifty-two percent of patients (n=12) experienced stable disease. Three patients with colorectal cancer, granulosa cell ovarian cancer and appendiceal cancer experienced minor responses or durable stable disease (past eight or more cycles of treatment). Study enrollment is continuing, and further safety

and efficacy data will be presented in the future. Genentech has also announced the initiation of two Phase II clinical trials of Apomab, one in non-small cell lung cancer and the other in non-Hodgkin's lymphoma.

A Phase Ib Safety and Pharmacokinetic Study of Recombinant Human Apo2L/TRAIL in Combination with Rituximab in Patients with Low-Grade Non-Hodgkin's Lymphoma (Abstract #8078 – Saturday, June 2, 2007, 8:00 a.m. CDT)

Interim results from an ongoing Phase Ib study evaluating the safety and pharmacokinetic profile of rhApo2L/TRAIL in combination with Rituxan® (Rituximab) in eight patients with low-grade non-Hodgkin's lymphoma who relapsed following a treatment regimen including Rituxan were presented by Howard Burris, M.D., Sarah Cannon Cancer Center, Nashville. RhApo2L/TRAIL is a recombinant (engineered) human protein designed to activate two pro-apoptotic receptors, DR4 and DR5, and is being co-developed by Genentech and Amgen.

Based on interim study data, the combination of rhApo2L/TRAIL and Rituxan appeared safe and showed evidence of activity with two patients experiencing a complete response, one a partial response and five patients having stable disease. Serious adverse events included one case of Grade 4 neutropenic sepsis and one case of Grade 3 ileus.

About Genentech

Founded more than 30 years ago, Genentech is a leading biotechnology company that discovers, develops, manufactures, and commercializes biotherapeutics for significant unmet medical needs. A considerable number of the currently approved biotechnology products originated from, or are based on, Genentech science. Genentech manufactures and commercializes multiple biotechnology products and licenses several additional products to other companies. The company has headquarters in South San Francisco, Calif., and is listed on the New York Stock Exchange under the symbol DNA. For additional information about the company, please visit *http://www.gene.com*.

For the full prescribing information for Tarceva® and the full prescribing information and Boxed Warnings for Rituxan®, Herceptin®, and Avastin® please visit http://www.gene.com.

This press release contains forward-looking statements regarding the potential of our investigational molecules. Such statements are predictions and involve risks and uncertainties such that actual results may differ materially. Among other things, the potential of our investigational molecules may be affected by a number of factors, including unexpected safety, efficacy or manufacturing issues, additional time requirements for data analysis, BLA preparation and decision making, FDA actions or delays, failure to obtain or maintain FDA approval, competition, pricing, reimbursement, the ability to

supply product, product withdrawals, new product approvals and launches, or intellectual property or contract rights. Please also refer to Genentech's periodic reports filed with the Securities and Exchange Commission. Genentech disclaims, and does not undertake any obligation to, update or revise any forward-looking statements in this press release.

Media Release


Roche


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Basel, 4 June 2007

MabThera Significantly Extends Survival And Cures More Patients With Aggressive Lymphoma than chemotherapy alone

Seven year follow up of pivotal trial confirms that more patients are alive today due to MabThera

A follow-up analysis tracking the outcome of patients with aggressive non-Hodgkin's lymphoma (NHL) who were treated with the innovative cancer therapy MabThera (rituximab) over seven years ago has revealed exciting results[1].

This analysis of the original pivotal phase III study has shown that over half (53%) of the patients treated with MabThera were still alive after seven years compared with just over a third (36%) of patients who had received chemotherapy alone. This means that for every 100 patients with aggressive NHL, 17 more patients would be alive at seven years due to MabThera.

The analysis also demonstrated that more MabThera treated patients were in remission at seven years compared to chemotherapy alone, 52% vs. 29%. As remissions of greater than 5 years are generally considered to be a cure, this study clearly demonstrates that the addition of MabThera to treatment cures more patients with aggressive lymphoma than chemotherapy alone. These benefits are irrespective of age and are seen even in patients with high risk characteristics.

This study outcome, presented at the American Society of Clinical Oncology meeting in Chicago, highlights the impressive impact that MabThera is having on aggressive NHL, a disease in which it has already saved thousands of lives.

"This long-term analysis clearly demonstrates the benefits that MabThera, in combination with chemotherapy, provides to patients with aggressive lymphoma," commented Prof. Bertrand Coiffier, from the Centre Hospitalier Lyon-Sud, a primary investigator of the study. "Furthermore,

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the results confirm that the addition of MabThera to treatment is critical even for older patients as the benefits were seen in all age groups."

"MabThera continues to prolong and rebuild life for patients with aggressive NHL," said William M. Burns, CEO Division Roche Pharma. "Seven years after the GELA trial, over half of the MabThera patients are still alive, offering hope of a cure for thousands more."

Non-Hodgkin's lymphoma (NHL) affects 1 million people worldwide. It is estimated that 360,000 people die each year from the disease.[2] Approximately 40% of NHL patients present with an aggressive form of the disease, which, if left untreated, is generally fatal within six months.

About the study

The study was conducted at 86 centers in France, Belgium, and Switzerland. A total of 398 patients were enrolled between July 1998 and March 2000. Previously untreated patients with diffuse large-B-cell lymphoma, 60 to 80 years old, were randomly assigned to receive either eight cycles of CHOP every three weeks (197 patients) or eight cycles of CHOP plus rituximab given on day 1 of each cycle (202 patients). The primary end point in this study was event-free survival.

About MabThera

MabThera is a therapeutic antibody that binds to a particular protein - the CD20 antigen - on the surface of normal and malignant B-cells. It then recruits the body's natural defences to attack and kill the marked B-cells. Stem cells (B-cell progenitors) in bone marrow lack the CD20 antigen, allowing healthy B-cells to regenerate after treatment and return to normal levels within several months.

MabThera is indicated for the treatment of indolent and aggressive Non-Hodgkin's Lymphoma. MabThera is known as Rituxan in the United States, Japan and Canada. To date, patients have received more than 1 million treatments with MabThera worldwide.

Genentech and Biogen Idec co-market MabThera in the United States, and Roche markets MabThera in the rest of the world, except Japan, where MabThera is co-marketed by Chugai and Zenyaku Kogyo Co. Ltd.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As the world's biggest biotech

company and an innovator of products and services for the early detection, prevention, diagnosis and treatment of diseases, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is the world leader in in-vitro diagnostics and drugs for cancer and transplantation, a market leader in virology and active in other major therapeutic areas such as autoimmune diseases, inflammation, metabolism and central nervous system. In 2006 sales by the Pharmaceuticals Division totalled 33.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.7 billion Swiss francs. Roche employs roughly 75,000 worldwide and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet at www.roche.com.

Further Information:

- Roche in Oncology: www.roche.com/pages/downloads/company/pdf/mboncology05e_b.pdf
- Lymphoma: www.lymphoma-net.org
- The Lymphoma Coalition: www.lymphomacoalition.org
- Cancer: www.health-kiosk.ch/start_krebs.htm
- World Health Organization: www.who.int

Roche Group Media Office

Phone: +41 61 688 8888 / e-mail: basel.mediaoffice@roche.com

- Daniel Piller (Head of Roche Group Media Office)
- Katja Prowald (Head of Science Communications)
- Martina Rupp
- Baschi Dürr
- Claudia Schmitt

Note to editors:
[1] Coiffier, ASCO, TBD
[2] Ferlay J, Bray F, Pisani P and Parkin D.M. GLOBOCAN 2002; Cancer Incidence, Mortality and Prevalence Worldwide IARC CancerBase No. 5, version 2.0 IARCPress, Lyon, 2004.

Media Release

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Investigational cancer drug Pertuzumab shows promising results in advanced breast cancer when combined with Herceptin

Phase III development initiated

Early clinical results from Roche's trial of the exciting new cancer medicine pertuzumab, a HER dimerisation inhibitor, show substantial anti-tumour activity in patients with pre-treated HER2 positive breast cancer, when combined with Herceptin. The study showed that one in five patients responded to pertuzumab treatment and one in five also had stabilization of their disease lasting 6 months or more. The results are particularly promising, as the benefits were seen in patients with late stage cancer, whose options for further treatment are limited.

"This is potentially good news for patients whose HER2 positive breast cancer is not responding to current treatments," commented Dr Jose Baselga, lead investigator, Vall d'Hebron University Hospital, Barcelona, Spain. "We are encouraged by the initial results from this trial and are continuing to further recruit patients into the second stage of the study."

The phase II study presented at the American Society of Clinical Oncology (ASCO) Annual Meeting, Chicago, investigated the combination of two of Roche's HER2 targeted agents, pertuzumab and Herceptin, in patients with HER2 positive metastatic breast cancer whose disease had progressed during treatment with Herceptin plus chemotherapy[1].

Pertuzumab is the first in a new innovative class of targeted agents known as HER dimerization inhibitors (HDIs). The drug inhibits the 'pairing' or dimerization of the protein HER2 with other HER family receptors (HER1, HER2, HER3, and HER4). This interaction is believed to play an important role in the growth and formation of several different cancer types. Pertuzumab in combination adds to the activity of Herceptin due to its different mode of action.

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"The positive results from this study have enabled us to make the decision to progress to phase III development of pertuzumab in breast cancer," commented Jean-Jacques Garaud, Head of Development, Roche. "We will be investigating the effectiveness of pertuzumab in the metastatic setting and also exploring its use in early breast cancer prior to surgical removal of the tumour."

About the study

This is a non-randomised Phase II study, conducted in two-stages: patients were assessed to ensure that the therapy is tolerable and that there is a reasonable minimum level of activity. Eligible patients must have measurable, centrally-tested progressive HER2 positive breast cancer and had received up to 3 courses of prior chemotherapy plus Herceptin and the disease must have progressed during Herceptin therapy . During the study patients received Herceptin i.v weekly or every 3 weeks at 2 mg/kg or 6 mg/kg respectively and 420mg of pertuzumab i.v. every 3 weeks after a loading dose of 840mg. The criteria to proceed to the 2nd stage were: > 2 partial responses (PR), or 1 PR and 12 patients with stable disease (SD), or 13 patients with SD.

Out of 33 patients who had passed the first assessment point at the time of the data cut off, 1 had a complete response and 5 had partial responses giving a response rate of 18.2%. A further 7 patients have had stabilization of disease lasting 6 months or more (21.2%). Recruitment into stage 2 of the trial is ongoing.

As well as evaluating pertuzumab in breast cancer Roche and Genentech are evaluating pertuzumab in ovarian cancer in combination with other therapies. Results from a phase II platinum resistant ovarian cancer study will be presented at ASCO on Sunday 3rd June 1-4pm.

About breast cancer

Breast cancer is the most common cancer among women worldwide[2]. Each year more than one million new cases of breast cancer are diagnosed worldwide, and nearly 400,000 people will die of the disease annually. In HER2-positive breast cancer, increased quantities of the HER2 protein are present on the surface of the tumour cells. This is known as 'HER2-positivity.' High levels of HER2 are present in a particularly aggressive form of the disease which responds poorly to chemotherapy. Research shows that HER2-positivity affects approximately 20-30 percent of women with breast cancer.

About pertuzumab

Pertuzumab is a humanized monoclonal antibody designed to bind to the HER2 receptor and inhibit the ability of HER2 to interact with other HER family members (HER1, HER2, HER3, and

HER4) on the surface of cancer cells. The HER signaling pathway plays a role in the formation and growth of numerous cancers, and previous clinical trials of pertuzumab in a single agent setting had suggested clinical activity – including stable disease – in heavily pretreated patients with advanced ovarian and breast cancers. Genentech and Roche are evaluating pertuzumab in solid tumors (ovarian and breast cancers), and in combination with other therapies.

About Herceptin (trastuzumab)

Herceptin is a humanised antibody, designed to target and block the function of HER2, a protein produced by a specific gene with cancer-causing potential. It has demonstrated efficacy in treating both early and advanced (metastatic) breast cancer. Given on its own as monotherapy as well as in combination with or following standard chemotherapy, Herceptin has been shown to improve response rates, disease-free survival and overall survival while maintaining quality of life in women with HER2-positive breast cancer.

Herceptin received approval for use in the European Union for advanced (metastatic) HER2-positive breast cancer in 2000 and for early HER2-positive breast cancer in 2006. In the advanced setting, Herceptin is now approved for use as a first-line therapy in combination with paclitaxel where anthracyclines are unsuitable, as first-line therapy in combination with docetaxel, and as a single agent in third-line therapy. In May 2007, Herceptin received European approval for use in combination with anastrazole for the treatment of women with advanced HER2-positive breast cancer that is also hormone receptor positive.

In the early setting, Herceptin is approved for use following standard (adjuvant) chemotherapy. Herceptin is marketed in the United States by Genentech, in Japan by Chugai and internationally by Roche. Since 1998, Herceptin has been used to treat nearly 400,000 HER2-positive breast cancer patients worldwide.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As the world's biggest biotech company and an innovator of products and services for the early detection, prevention, diagnosis and treatment of diseases, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is the world leader in in-vitro diagnostics and drugs for cancer and transplantation, a market leader in virology and active in other major therapeutic areas such as autoimmune diseases, inflammation, metabolism and central nervous system. In 2006 sales by the Pharmaceuticals Division totalled 33.3 billion Swiss francs, and the Diagnostics Division

posted sales of 8.7 billion Swiss francs. Roche employs roughly 75,000 worldwide and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet at www.roche.com.

- About Roche: www.roche.com
- About Genentech: www.gene.com
- About cancer: www.health-kiosk.ch
- Roche in Oncology: http://www.roche.com/pages/downloads/company/pdf/mboncology05e.pdf

Roche Group Media Office

Phone: +41 61 688 8888 / e-mail: basel.mediaoffice@roche.com

- Daniel Piller (Head of Roche Group Media Office)
- Katja Prowald (Head of Science Communications)
- Martina Rupp
- Baschi Dürr
- Claudia Schmitt

References

[1]Baselga J. *et al.*, Objective response rate in a Phase II multicenter trial of pertuzumab (P), a HER2 dimerization inhibiting monoclonal antibody, in combination with trastuzumab (T) in patients (Pts) with HER2 positive metastatic breast cancer (MBC) which had progressed during trastuzumab therapy
Abstract 1004. American Society of Clinical Oncology Annual Meeting 2007.
[2] World Health Organization, http://www.who.int/cancer/detection/breastcancer/en/

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Media Release




SEC MAIL PROCESSING
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WASH. D.C.
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Basel, 4 June 2007

Avastin significantly prolongs progression free survival in advanced kidney cancer

Patients have a chance to live almost twice as long without their disease returning

Adding Avastin (bevacizumab) to interferon offers patients with advanced renal cell cancer the chance to live twice as long without their disease advancing ("progression free survival") compared with interferon alone. This is according to results from the pivotal phase III AVOREN trial presented today for the first time at the 43rd annual meeting of the American Society of Clinical Oncology (ASCO) in Chicago.

The results of the AVOREN trial showed that by adding Avastin to interferon, a current standard of care in advanced renal cell cancer:

- Progression free survival was almost doubled from a median of 5.4 to 10.2 months
- Tumour response was significantly increased from 12.8% with interferon alone to 31.4% when Avastin was added to the treatment regimen

"These results are significant because there is a real need for more effective treatments in advanced kidney cancer, where chemotherapy and radiotherapy are not as effective as in other cancers" said Professor Bernard Escudier, Head of Immunotherapy and Innovative Therapy Unit, Institut Gustave-Roussy, Paris, France and Principal Investigator of the study. "Avastin has been shown to be efficacious and well tolerated and is an important new treatment option in the fight against this cancer"

The study also showed a trend towards improved overall survival; however, the overall survival data are still pending. No new or unexpected adverse events were observed.

On an annual basis, in excess of 200,000 people worldwide will receive a diagnosis of kidney cancer and more than 100,000 people worldwide will lose their lives to the disease.[i] These figures

can be expected to increase as the number of people suffering from cancer rises 50%, as recently estimated by the WHO.[ii] Roche submitted a Marketing Authorisation Application (MAA) to the European Medicines Evaluation Agency (EMEA) based on the landmark AVOREN study in April 2007.

About AVOREN

The AVOREN study is a randomised, controlled, double-blind Phase III study that included 649 patients from 101 study sites across 18 countries. In the study patients received treatment with either Avastin and interferon alpha-2a or placebo and interferon alpha-2a, a standard of care in advanced kidney cancer.

The primary endpoint of the study was to demonstrate overall survival when Avastin was added to interferon alpha-2a therapy. The study protocol specified an interim overall survival analysis be performed at approximately 50 percent of events. Secondary endpoints included progression free survival (PFS), time to progression, time to treatment failure, overall response rate and safety profile. A final progression-free survival analysis was specified in the Statistical Analysis Plan to occur at the time of an interim overall survival analysis and was presented at the ASCO 2007 conference.

The benefits of Avastin shown during the trial were so positive that based on earlier interim results in December 2006, the Drug Safety Monitoring Board (DSMB) recommended that the trial was unblinded and all patients were offered treatment with Avastin. The study demonstrated, for the first time that Avastin also benefits patients in combination with an immunotherapeutic.

In the US, in prior consultation with the FDA, the primary analysis endpoint of the AVOREN study was revised to assess improvement in PFS, defined as the length of time the tumour did not grow or patient death did not occur.

About Kidney Cancer

Kidney cancer is more common in men than women (approximately 62% of renal cell carcinoma occurs in males) and incidence increases with age[i].

Renal cell carcinoma (RCC) is the most common type of kidney cancer, accounting for nine out of ten cases. Within this cancer type, there are several types of cancer based on looking at the cells under a microscope. Clear cell renal cell cancer is the most common type. If RCC is diagnosed at an early stage when the cancer is still confined to the kidney, the 5 year survival rates are relatively

good at 60 – 75%. However, if diagnosis is made at a later stage and the cancer has already spread to distant sites the 5 year survival rate is less than 5%[ii]. Unfortunately, because kidney cancer is often asymptomatic, the majority of patients are diagnosed at later disease stages.

Treatment options for patients with kidney cancer are limited. Surgical removal of part or the entire kidney forms the mainstay of treatment but is only really successful in early stage disease. In later stage disease, treatment is more often employed with a view of controlling the cancer and improving associated symptoms.

About Avastin

Avastin is the first treatment that inhibits angiogenesis – the growth of a network of blood vessels that supply nutrients and oxygen to cancerous tissues. Avastin targets a naturally occurring protein called VEGF (Vascular Endothelial Growth Factor), a key mediator of angiogenesis, thus choking off the blood supply that is essential for the growth of the tumour and its spread throughout the body (metastasis).

Avastin has now demonstrated a progression-free and/or overall survival benefit for patients in four cancer types, namely: colorectal, breast, lung and renal cell cancer.

Roche and Genentech are pursuing a comprehensive clinical programme investigating the use of Avastin in various tumour types (including colorectal, breast, lung, pancreatic cancer, ovarian cancer, renal cell carcinoma and others) and different settings (advanced and adjuvant ie post-operation). The total development programme is expected to include over 40,000 patients worldwide.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As the world's biggest biotech company and an innovator of products and services for the early detection, prevention, diagnosis and treatment of diseases, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is the world leader in diagnostics and drugs for cancer and transplantation, a market leader in virology and active in other major therapeutic areas such as autoimmune diseases, inflammation, metabolism and central nervous system. In 2006 sales by the Pharmaceuticals Division totalled 33.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.7 billion Swiss francs. Roche employs roughly 75,000 worldwide and has R&D agreements and strategic alliances with numerous partners, including majority ownership

interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet at www.roche.com.

Additional information

- Roche in Oncology: www.roche.com/pages/downloads/company/pdf/mboncology05e_b.pdf
- Roche Health Kiosk, Cancer: www.health-kiosk.ch/start_krebs
- Avastin: www.avastin-info.com

Roche Group Media Office

Phone: +41 -61 688 8888 / e-mail: basel.mediaoffice@roche.com

- Baschi Dürr
- Daniel Piller (Head of Roche Group Media Office)
- Katja Prowald (Head of R&D Communications)
- Martina Rupp
- Claudia Schmitt

References

[i] Parkin DM, Bray F, Ferlay J and Pisani P. Global cancer statistics 2002. CA Cancer J Clin 2005; 55; 74 – 108.
[ii] WHO Information sheet on cancer http://www.who.int/dietphysicalactivity/publications/facts/cancer/en/ (accessed 24th May 2007)
[iii] Medline Plus www.nlm.nih.gov/medlineplus/ency/article/000516.htm (accessed on 23rd October 2006)


Investor Update


Roche

Abstract 4068


SEC MAIL PROCESSING
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Basel, 5 June 2007

Large clinical trial of Avastin plus FOLFIRI reports promising progression-free survival data

Results confirm positive efficacy of Avastin in first-line patients with metastatic colorectal cancer

Avastin (bevacizumab) shows promising efficacy in terms of progression-free survival and response rate as first line treatment in colorectal cancer patients when added to irinotecan and infusional 5-FU/LV (FOLFIRI), a well-established regimen in this condition. These were the results from the AVIRI trial presented yesterday at the 43rd annual meeting of the American Society of Clinical Oncology (ASCO) in Chicago.

The results of the multicentre AVIRI trial which enrolled 209 patients showed that by adding Avastin (5mg/kg every two weeks) to FOLFIRI:

- Median progression free survival was 11.1 months
- Overall response rate was 53 % and 33% of patients had stable disease

Patients will be followed up for overall survival data, which are currently immature. Avastin plus FOLFIRI was generally well tolerated and appeared to be similar to that reported for Avastin plus IFL in the phase III pivotal trial (Hurwitz).

Those data are supported by a trial led by MD Anderson Cancer Center using the same regimen reporting 62% response rate and an impressive median progression-free survival of 12.2 months.

"These results are significant because they add to the growing body of phase III / IV data which demonstrate clear survival advantage through the addition of Avastin to standard chemotherapy in patients with metastatic colorectal cancer. With this study and others such as the pivotal trial and safety trials, we now have the confirmation that Avastin provides clear efficacy and acceptable safety in this patient population regardless of the chemotherapy it is combined with" said Professor Alberto Sobrero, Ospedale San Martino, Italy and Principal Investigator of the study. "Avastin has definitely proven to be an important treatment in the fight against colorectal cancer"

F. Hoffmann-La Roche Ltd CH-4070 Basel
Investor Relations
email: investor.relations@roche.com
Tel. +41-(0)61-688 88 80
Fax +41-(0)61-691 00 14
http://ir.roche.com

About AVIRI

AVIRI is a multicentre, open-label trial being conducted to evaluate the efficacy and safety of first-line Avastin in combination with irinotecan and infusional 5-FU/LV (FOLFIRI). A total of 209 patients were enrolled at 31 centres worldwide, between April and November 2005. Chemotherapy consisted of a minimum of six cycles of irinotecan plus infusional 5-FU/LV according to the classical FOLFIRI regimen; variations like the simplified FOLFIRI and the weekly regimen were also allowed. Avastin 5mg/kg was given on day 1 with chemotherapy and then every 2 weeks until disease progression. The primary objective was progression-free survival (PFS); secondary objectives included safety, overall response rate, time to response, duration of response and overall survival (OS).

About Avastin

Avastin is the first treatment that inhibits angiogenesis – the growth of a network of blood vessels that supply nutrients and oxygen to cancerous tissues. Avastin targets a naturally occurring protein called VEGF (Vascular Endothelial Growth Factor), a key mediator of angiogenesis, thus choking off the blood supply that is essential for the growth of the tumour and its spread throughout the body (metastasis).

Avastin has now demonstrated a progression-free and/or overall survival benefit for patients in four cancer types, namely: colorectal, breast, lung and renal cell cancer.

Roche and Genentech are pursuing a comprehensive clinical programme investigating the use of Avastin in various tumour types (including colorectal, breast, lung, pancreatic cancer, ovarian cancer, renal cell carcinoma and others) and different settings (advanced and adjuvant ie post-operation). The total development programme is expected to include over 40,000 patients worldwide.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As the world's biggest biotech company and an innovator of products and services for the early detection, prevention, diagnosis and treatment of diseases, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is the world leader in diagnostics and drugs for cancer and transplantation, a market leader in virology and active in other major therapeutic areas such as autoimmune diseases, inflammation, metabolism and central nervous system. In 2006 sales by the Pharmaceuticals Division totalled 33.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.7 billion Swiss francs. Roche employs roughly 75,000 worldwide and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet at www.roche.com.

All trademarks used or mentioned in this release are protected by law.

- Avastin: www.avastin-info.com

Roche IR Contacts:

Dr. Karl Mahler
Phone: +41 (0)61 687 85 03
e-mail: karl.mahler@roche.com

Dr. Nicolas Dunant
Phone: +41 (0)61 687 05 17
e-mail: nicolas.dunant@roche.com

Dianne Young
Phone: +41 (0)61 688 93 56
e-mail: dianne.young@roche.com

Carla Bedard
Phone: +41 (0)61 687 13 00
e-mail: carla_christine.bedard@roche.com

North American investors please contact:

Thomas Kudsk Larsen
Phone: +1 973 235 36 55
Mobile phone: +1 973 393 53 15
e-mail: thomas_kudsk.larsen@roche.com

General inquiries:

International: +41 (0)61 688 88 80
North America: +1 973 562 22 33
e-mail: investor.relations@roche.com

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Media release


Roche


SEC MAIL PROCESSING
RECEIVED
JUN 08 2007
WASH, D.C. SECTION

Basel, 6 June 2007

Actemra: New data confirms significant improvement of disease signs and symptoms in patients with rheumatoid arthritis

Second multinational phase III study provides further evidence of the significant role of IL-6 receptor inhibition in the treatment of rheumatoid arthritis

Roche announced today that TOWARD[1], the second multinational phase III Actemra (tocilizumab) study, successfully reached its primary endpoint and showed that a greater proportion of patients treated with Actemra in combination with traditional disease modifying drugs (DMARDs) achieved a significant improvement in disease signs and symptoms at week 24, compared to the those treated with DMARDs alone. The patients' symptoms were measured using the standard ACR score[2] assessment method. The patients enrolled in the study had active, moderate to severe rheumatoid arthritis (RA) and had experienced an inadequate response to DMARDs.

"The TOWARD trial data further documents the efficacy and safety of Actemra and the value of its IL-6 receptor inhibition. We look forward to further results from this extensive multinational Phase III development programme," commented William Burns, CEO Division Roche Pharmaceuticals.

The TOWARD trial included approximately 40% of patients from the United States and data from this trial will be submitted for presentation at international scientific meetings later this year and in 2008. TOWARD is the second of a programme of five phase III clinical trials running on Actemra, with two other trials due to report later in 2007. In January 2007 Roche reported that OPTION[3], the first of the phase III trials outside Japan, had successfully met its primary endpoint in patients who had an inadequate response to methorexate.

About the TOWARD study

The TOWARD (Tocilizumab in cOmbination With traditional DMARD therapy) study was an international study treating 1216 patients with moderate to severe RA. The study was conducted at

F. Hoffmann-La Roche Ltd 4070 Basel, Switzerland Corporate Communications Tel. ++41-61-688 88 88
Fax ++41-61-688 27 75
http://www.roche.com

130 study sites in 18 countries, including the USA. In this 2 arm, randomized, double-blind study, patients received either 8mg/kg Actemra intravenously every 4 weeks or placebo in combination with stable anti-rheumatic therapy, including traditional DMARDs but excluding biologics. A greater proportion of patients treated with Actemra in combination with traditional DMARDs achieved a significant improvement in disease signs and symptoms at week 24, compared to those treated with DMARDs alone. The study also explored pharmacokinetics, immune response and pharmacodynamic parameters of Actemra in this patient population.

About Actemra

Actemra is the first humanised interleukin-6 (IL-6) receptor inhibiting monoclonal antibody and represents a novel mechanism of action to treat RA, a disease with a high unmet medical need. Roche and Chugai are collaborating on a phase III clinical development programme in RA running outside Japan, with more than 4000 patients enrolled in 41 countries including several European countries and the USA. In Japan, Actemra was launched in June 2005 as a therapy for Castleman's disease and in April 2006 filed for the additional indications of rheumatoid arthritis and systemic-onset juvenile idiopathic arthritis.

About rheumatoid arthritis

Rheumatoid arthritis is a progressive, systemic autoimmune disease characterized by chronic inflammation of multiple joints and fatigue as well as the possibility of osteoporosis, anaemia, and lung, skin and liver effects. This inflammation causes pain, stiffness and swelling, resulting in loss of joint function due to destruction of the bone and cartilage, often leading to progressive disability. Further, as chronic inflammation continues, there may be shortening of life expectancy as a result of effects on major organ systems. After 10 years, less than 50% of patients can continue to work or function normally on a day to day basis. RA affects more than 21 million people worldwide.

About Roche in rheumatoid arthritis

One of the most important drivers for growth at Roche over the next few years is expected to be the company's emerging franchise in autoimmune diseases with rheumatoid arthritis as the first indication. Following the launch of MabThera® (rituximab) there are a number of projects in development, potentially allowing Roche to build on further opportunities. MabThera is the first and only selective B-cell therapy for RA, providing a fundamentally different treatment approach by targeting B cells, one of the key players in the pathogenesis of RA. Actemra is Roche's second novel medicine and is a humanised monoclonal antibody to the interleukin-6 (IL-6) receptor, inhibiting the activity of IL-6 , a protein that plays a major role in the RA inflammation process. Actemra is

the result of research collaboration by Chugai and is being co-developed globally with Chugai. Additional projects creating a rich pipeline include compounds in Phase I, II and III clinical trials. Notably, ocrelizumab, a fully humanised anti-CD20 antibody, is just entering phase III development for RA.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As the world's biggest biotech company and an innovator of products and services for the early detection, prevention, diagnosis and treatment of diseases, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is the world leader in in-vitro diagnostics and drugs for cancer and transplantation, a market leader in virology and active in other major therapeutic areas such as autoimmune diseases, inflammation, metabolism and central nervous system. In 2006 sales by the Pharmaceuticals Division totalled 33.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.7 billion Swiss francs. Roche employs approximately 75,000 worldwide and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet at www.roche.com.

Further information

- Roche & Autoimmune diseases: www.roche.com/med_events_mb1106

Roche Group Media Office

Phone: +41 61 688 8888 / e-mail: basel.mediaoffice@roche.com

- Daniel Piller (Head of Roche Group Media Office)
- Katja Prowald (Head of Science Communications)
- Martina Rupp
- Baschi Dürr
- Claudia Schmitt

References:

[1] TOWARD refers to Tocilizumab in cOmbination With traditional DMARD therapy
[2] The ACR response is a standard assessment used to measure patients' responses to anti-rheumatic therapies, devised by the American College of Rheumatology (ACR). It requires a patient to have a defined percentage reduction in a number of symptoms and measures of their disease. For example, a 20 or 50% level of reduction (the percentage of reduction of RA symptoms) is represented as ACR20, ACR50 or ACR70. An ACR70 response is exceptional for existing treatments and represents a significant improvement in a patient's condition.
[3] OPTION refers to the TOcilizumab Pivotal Trial in Methotrexate Inadequate respONders

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Media Release




SEC MAIL PROCESSING
RECEIVED
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Basel, 06. June 2007

Roche recalls Viracept due to chemical impurity

Patients are requested to contact their doctors to discuss alternative therapies

Roche, in agreement and cooperation with Health Authorities (EMEA and Swissmedic), recalls in Europe and some other world regions all batches of Viracept powder and tablets. The US, Canada and Japan are not affected by this recall.

Roche has received several reports that some batches of Viracept 250 mg tablets have a strange odour. A detailed chemical analysis of the affected tablets showed they contain higher than normal levels of methane sulfonic acid ethylester. In the interest of patients safety Roche has decided to recall all batches of Viracept tablets and powder.

Patients are requested to contact their doctors to discuss alternative therapies.

About Viracept

Viracept (nelfinavir), a protease inhibitor is supplied by Roche outside the US and Canada. Viracept was first introduced by Roche in 1998.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As the world's biggest biotech company and an innovator of products and services for the early detection, prevention, diagnosis and treatment of diseases, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is the world leader in in-vitro diagnostics and drugs for cancer and transplantation, a market leader in virology and active in other major therapeutic areas such as autoimmune diseases, inflammation, metabolism and central nervous system. In 2006 sales by

the Pharmaceuticals Division totaled 33.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.7 billion Swiss francs. Roche employs roughly 75,000 worldwide and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Roche's Diagnostics Division offers a uniquely broad product portfolio and supplies a wide array of innovative testing products and services to researchers, physicians, patients, hospitals and laboratories world-wide. For further information, please visit our website at www.roche.com.

Roche Group Media Office

Phone: +41 -61 688 8888 / e-mail: basel.mediaoffice@roche.com

- Baschi Dürr
- Daniel Piller (Head of Roche Group Media Office)
- Katja Prowald (Head of R&D Communications)
- Martina Rupp
- Claudia Schmitt


END